Exhibit 23.3

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Clarivate Analytics PLC on Form F-1 pursuant to Rule 462(b) under the Securities Act of 1933, as Amended, of our report dated February 27, 2019, with respect to our audit of the financial statements of Churchill Capital Corp. as of December 31, 2018 and for the period from June 20, 2018 (inception) through December 31, 2018 appearing in the Annual Report on Form 10-K of Churchill Capital Corp. for the period from June 20, 2018 (inception) through December 31, 2018. We were dismissed as auditors on May 13, 2019 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements appearing in such Prospectus for the periods after the date of our dismissal.

/s/ Marcum llp

Marcum llp

New York, NY

December 4, 2019